P.E. 3-13-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02026399

RECEIVED MAR 20 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

THROUGH March 13, 2002

(Commission File No. 001-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

PROCESSED
APR 08 2002
THOMSON FINANCIAL

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 12, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: ______________________________
Name: Henrique S. Neves
Title: President and Chief Executive Officer

EXHIBIT #1

BrasilTelecom

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF Nº 02.570.688/0001-70
NIRE 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. ("Company") (NYSE: BRP BOV: TCSP3/TCSP4), in compliance with a decision of the Comissão de Valores Mobiliários - CVM and the terms of CVM Instruction 31/84, hereby informs its shareholders and the public in general that it has approached PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, TELOS - Fundação Embratel de Seguridade Social and PETROS - Fundação Petrobrás de Seguridade Social with a view to negotiating a possible acquisition of their minority shareholding in Newtel Participações S.A., which indirectly controls Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.. To date, no agreement or contract has been entered into by the parties with respect to the possible transaction.

If agreement on the basic principles of the transaction is reached, completion will depend on obtaining the required corporate and regulatory authorizations and negotiation of definitive contracts, which would contain provisions, representations and warranties usual in transactions of this nature.

The Company will maintain its shareholders and the market informed of any significant developments in connection with this matter.

Brasília, March 13, 2002

Henrique Neves
Investor Relations Director
BRASIL TELECOM PARTICIPAÇÕES S.A.